UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

N-able, Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

62878D100

(CUSIP Number)

William R. Royer

c/o HarbourVest Partners, LLC

One Financial Center

Boston, MA 02111

(617) 348-3707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,719,600 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,719,600 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,719,600 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest 2015 Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,784 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,784 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,784 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Global Annual Private Equity Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 223,176 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 223,176 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,176 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Partners IX-Buyout Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 619,933 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 619,933 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 619,933 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Partners X AIF Buyout L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,784 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,784 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,784 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Partners X Buyout Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 347,163 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 347,163 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,163 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Meranti Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,973 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 247,973 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,973 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON NPS Co-Investment (A) Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,973 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 247,973 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,973 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON SMRS-TOPE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,735,814 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,735,814 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,735,814 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2021 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4 Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5 Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b)

In the aggregate, the Reporting Persons beneficially own 3,719,600 shares of Common Stock, consisting of: 148,784 shares directly held by HarbourVest 2015 Global Fund L.P., 223,176 shares directly held by HarbourVest Global Annual Private Equity Fund L.P., 619,933 shares directly held by HarbourVest Partners IX-Buyout Fund L.P., 148,784 shares directly held by HarbourVest Partners X AIF Buyout L.P., 347,163 shares directly held by HarbourVest Partners X Buyout Fund L.P., 247,973 shares directly held by Meranti Fund L.P., 247,973 shares directly held by NPS Co-Investment (A) Fund L.P. and 1,735,814 shares directly held by SMRS-TOPE LLC.

HarbourVest Partners, LLC is the managing member of HarbourVest 2015 Global Associates LLC, which is the general partner of HarbourVest 2015 Global Associates L.P., which is the general partner of HarbourVest 2015 Global Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest 2015 Global Associates LLC and HarbourVest 2015 Global Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest 2015 Global Fund L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest Global Associates LLC, which is the general partner of HarbourVest Global Associates L.P., which is the general partner of HarbourVest Global Annual Private Equity Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest Global Associates LLC and HarbourVest Global Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest Global Annual Private Equity Fund L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest IX-Buyout Associates LLC, which is the general partner of HarbourVest IX-Buyout Associates L.P., which is the general partner of HarbourVest Partners IX-Buyout Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest IX-Buyout Associates LLC and HarbourVest IX-Buyout Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest Partners IX-Buyout Fund L.P.

HarbourVest Partners (Ireland) Limited is the Alternative Investment Fund Manager of HarbourVest Partners X AIF Buyout L.P. HarbourVest Partners (Ireland) Limited may be deemed to have a beneficial interest in the securities held by HarbourVest Partners X AIF Buyout L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest X Associates LLC, which is the general partner of HarbourVest X Associates L.P., which is the general partner of HarbourVest Partners X Buyout Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest X Associates LLC and HarbourVest X Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest Partners X Buyout Fund L.P.

HarbourVest Partners, LLC is the managing member of Meranti Associates LLC, which is the general partner of Meranti Associates L.P., which is the general partner of Meranti Fund L.P. Each of HarbourVest Partners, LLC, Meranti Associates LLC and Meranti Associates L.P. may be deemed to have a beneficial interest in the securities held by Meranti Fund L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest GP LLC, which is the general partner NPS Co-Investment Associates L.P., which is the general partner of NPS Co-Investment (A) Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest GP LLC and NPS Co-Investment Associates L.P. may be deemed to have a beneficial interest in the securities held by NPS Co-Investment (A) Fund L.P.

CUSIP No. 62878D100

HarbourVest Partners, LLC is the general partner of HarbourVest Partners L.P., which is the manager of HVST-TOPE LLC, which is the managing member of SMRS-TOPE LLC. Each of HarbourVest Partners, LLC, HarbourVest Partners L.P. and HVST-TOPE LLC may be deemed to have a beneficial interest in the securities held by SMRS-TOPE LLC.

Each of the Reporting Persons, other than the direct holder of the securities, and each of the other entities noted above disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons except to the extent of its pecuniary interest therein and this report shall not be deemed an admission that any such reporting person is the beneficial owner of such securities for purposes of Section 13(d) of the Act, or for any other purpose.

Voting and investment power over the securities owned directly by HarbourVest 2015 Global Fund L.P., HarbourVest Global Annual Private Equity Fund L.P., HarbourVest Partners IX-Buyout Fund L.P., HarbourVest Partners X AIF Buyout L.P., HarbourVest Partners X Buyout Fund L.P., Meranti Fund L.P., NPS Co-Investment (A) Fund L.P. and SMRS-TOPE LLC is directly or indirectly exercised by the applicable investment committee of HarbourVest Partners, LLC. Each of the members of the applicable HarbourVest investment committee disclaims beneficial ownership of the shares of Common Stock held directly by HarbourVest 2015 Global Fund L.P., HarbourVest Global Annual Private Equity Fund L.P., HarbourVest Partners IX-Buyout Fund L.P., HarbourVest Partners X AIF Buyout L.P., HarbourVest Partners X Buyout Fund L.P., Meranti Fund L.P., NPS Co-Investment (A) Fund L.P. and SMRS-TOPE LLC.

Calculations of beneficial ownership are based on 178,972,178 shares of Common Stock of the Issuer outstanding as of November 2, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on November 9, 2021.

Certain of the Reporting Persons and certain other stockholders listed on Annex B attached hereto (collectively, the “Stockholders”) were parties to the Stockholders’ Agreement, dated as of July 29, 2021 (the “Stockholders’ Agreement”), which contained, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto. By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Persons previously acknowledged and agreed that they were acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Act. As a result of the Amendment defined and described in Item 6 of this Schedule 13D, the Reporting Persons are no longer members of a “group” with the other Stockholders within the meaning of Section 13(d) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

First Amendment to the Stockholders’ Agreement

On December 13, 2021, the Company, certain of the parties set forth on Annex B hereto executed an amendment to the Stockholders’ Agreement (the “Amendment”) in order to, among other things, remove the TB Co-Investors (as defined in the Stockholders’ Agreement) as parties to such agreement. As a result, the TB Co-Investors, including the Reporting Persons, no longer have any rights or obligations thereunder, subject to Section 6.3 of the Stockholders’ Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 62878D100

Item 7 Material to be Filed as Exhibits

Exhibit 1.1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

Exhibit 3

First Amendment to the Stockholders’ Agreement, dated as of December 13, 2021, by and among N-able, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

HARBOURVEST 2015 GLOBAL FUND L.P.

By:	HarbourVest 2015 Global Associates L.P.
Its:	General Partner

By:	HarbourVest 2015 Global Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST GLOBAL ANNUAL PRIVATE EQUITY FUND L.P.

By:	HarbourVest Global Associates L.P.
Its:	General Partner

By:	HarbourVest Global Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST PARTNERS IX-BUYOUT FUND L.P.

By:	HarbourVest IX-Buyout Associates L.P.
Its:	General Partner

By:	HarbourVest IX- Buyout Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST PARTNERS X AIF BUYOUT L.P.

By:	HarbourVest Partners (Ireland) Limited
Its:	Alternative Investment Fund Manager

By:	HarbourVest Partners L.P.
Its:	Duly Appointed Investment Manager

By:	HarbourVest Partners, LLC
Its:	General Partner

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST PARTNERS X BUYOUT FUND L.P.

By:	HarbourVest X Associates L.P.
Its:	General Partner

By:	HarbourVest X Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

MERANTI FUND L.P.

By:	Meranti Associates L.P.
Its:	General Partner

By:	Meranti Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

NPS CO-INVESTMENT (A) FUND L.P.

By:	NPS Co-Investment Associates L.P.
Its:	General Partner

By:	HarbourVest GP LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

SMRS-TOPE LLC

By:	HVST-TOPE LLC
Its:	Managing Member

By:	HarbourVest Partners L.P.
Its:	Manager

By:	HarbourVest Partners, LLC
Its:	General Partner

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST PARTNERS, LLC

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

Annex B

List of Other Stockholders Party to the Stockholders’ Agreement

AlpInvest GA Co C.V.

AlpInvest Partners Co-Investments 2014 I C.V.

AlpInvest Partners Co-Investments 2014 II C.V.

AM 2014 Co C.V.

Hermes USA Investors Venture II LP

Howard Hughes Medical Institute

Lexington Co-Investment Holdings III L.P.

NB—Iowa’s Public Universities LP

NB Crossroads XX—MC Holdings LP

NB Crossroads XXI—MC Holdings LP

NB PEP Holdings Limited

NB RP Co-Investment & Secondary Fund LLC

NB Sonoran Fund Limited Partnership

NB Strategic Co-Investment Partners II Holdings LP

NB Wildcats Fund LP

Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.

The Prudential Insurance Corporation of America

The Prudential Legacy Insurance Corporation of New Jersey

Silver Lake Partners IV, L.P.

Silver Lake Technology Investors IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLP Aurora Co-Invest, L.P.

TFL Trustee Company Limited as Trustee of the TFL Pension Fund

Thoma Bravo Executive Fund XI, L.P.

Thoma Bravo Executive Fund XII, L.P.

Thoma Bravo Executive Fund XII-A, L.P.

Thoma Bravo Fund XI, L.P.

Thoma Bravo Fund XI-A, L.P.

Thoma Bravo Fund XII, L.P.

Thoma Bravo Fund XII-A, L.P.

Thoma Bravo Special Opportunities Fund XII, L.P.

Thoma Bravo Special Opportunities Fund XII-A, L.P.